

October 1, 2014

<u>Via E-Mail</u>
Mr. Daniel de Liege
Chief Executive Officer
Alliance Media Group Holdings, Inc.
400 North Congress Avenue
Suite 130
West Palm Beach, FL 33401

      Re: Alliance Media group Holdings, Inc.
              Form 10-K for the year ended December 31, 2013
              Filed May 19, 2014
              File No. 000-54942

Dear Mr. De Liege:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Linda Cvrkel

                        Linda Cvrkel
                        Branch Chief